787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 1, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Pre-Effective Amendment No. 1 to Registration Statement filed on Form N-14 on January 26, 2018 (the “Registration Statement”), Securities Act File No. 333-221577

Dear Ms. Dubey:

This letter responds to additional comments on the above-referenced Registration Statement that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in  telephone conversations with Dean Caruvana and Elliot Gluck of Willkie Farr & Gallagher LLP on January 30, 2018 and February 1, 2018, respectively.  The Registration Statement relates to the proposed reorganization of each of Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Singapore Fund, Inc. and Aberdeen Greater China Fund, Inc. (each such fund being referred to herein as a “Target Fund”) into Aberdeen Chile Fund, Inc. (the “Registrant” or the “Acquiring Fund,” and together with the Target Funds, the “Funds,” and each, a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                  In the legal opinion attached as Exhibit 11 to the Registration Statement, the Staff notes that certain assumptions that assume any of the material facts of the opinion are not permitted in legality opinions pursuant to Staff Legal Bulletin 19(II)(B)(3)(a). Please remove the assumption that the number of shares issued pursuant to each Reorganization plus the number of shares issued and outstanding immediately prior to such issuance will not exceed the number of shares authorized under the Registrant’s charter.  Alternatively, please confirm that

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

the Registrant will file a legality opinion in a post-effective amendment to the Registration Statement following the closing of the Reorganizations without the above-referenced assumption.

Response:                             The Registrant confirms that it will file a legality opinion without the above-referenced assumption in a post-effective amendment to the Registration Statement following the closing of all Reorganizations.

Comment No. 2:                  In the Q&A entitled “Will I have to pay any sales load, commission or other similar fees in connection with the Reorganizations?,” the answer notes that the expenses of the Reorganizations will be allocated among the Target Funds proportionately based on relative net assets. However, in the “Board Considerations Relating to the Consolidation” section, it is noted that certain flat fees will be allocated on a per-fund basis. Please reconcile this inconsistency.

Response:                             The Registrant has reconciled the above-referenced disclosure.

Comment No. 3:                  In the “Investment Objective and Policies of the Acquiring Fund” section, the definition of equity securities includes convertible debt securities. However, the Registrant separately notes that convertible debt securities will not be counted as equity securities for purposes of the Fund’s 80% policy. Please reconcile this inconsistency.

Response:                             The Registrant has removed convertible debt securities from the definition of equity securities.

Comment No. 4:                  Please include disclosure noting that the Combined Fund does not currently intend to issue debt securities.

Response:                             The Registrant has added the requested disclosure.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Katherine Corey, Esq., Aberdeen Asset Management Inc.